Exhibit 99.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stock broker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Guangshen Railway Company Limited, you should at once hand this circular and the accompanying proxy form to the purchaser(s) or the transferee(s) or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser(s) or transferee(s).

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

(1) CONTINUING CONNECTED TRANSACTIONS

(2) PROPOSED CHANGE OF DIRECTORS AND SHAREHOLDER

REPRESENTATIVE SUPERVISOR

AND

(3) NOTICE OF 2019 EXTRAORDINARY GENERAL MEETING

Independent financial adviser

to the Independent Board Committee and the Independent Shareholders

A letter from the Board is set out on pages 4 to 25 of this circular. A letter of recommendation from the Independent Board Committee to the Independent Shareholders is set out on pages IBC-1 to IBC-2 of this circular. A letter of advice from VBG Capital to the Independent Board Committee and the Independent Shareholders is set out on pages IFA-1 to IFA-22 of this circular.

A notice convening the EGM to be held at the Meeting Room, 3/F, No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province, the PRC on Monday, 23 December 2019 at 9:30 a.m. is set out on pages EGM-1 to EGM-4 of this circular.

Whether or not you propose to attend the EGM, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon. The form of proxy should be returned to the registered office of the Company at No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province, the PRC as soon as possible but in any event not less than 24 hours before the time appointed for holding of the EGM or any adjournment thereof. If you intend to attend the EGM in person or by proxy, you are required to complete and return the reply slip to the registered office of the Company at No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province, the PRC on or before Tuesday, 3 December 2019.

Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM or any adjournment thereof should you so wish.

8 November 2019

CONTENTS

Page
Definitions	1

Letter from the Board	4

Letter from the Independent Board Committee	IBC-1

Letter from VBG Capital	IFA-1

Appendix — General Information	A-1

Notice of EGM	EGM-1

— i —

DEFINITIONS

In this circular, the following expressions have the following meanings, unless the context requires otherwise:

“associate(s)”	has the meaning ascribed to it under the Listing Rules

“Board”	the board of Directors

“Company”	Guangshen Railway Company Limited（廣深鐵路股份有 限公司）, a joint stock limited company incorporated in the PRC, the H Shares of which are listed on HKSE, the American depositary shares (each representing 50 H Shares) of which are listed on the New York Stock Exchange, Inc. and the A Shares of which are listed on the Shanghai Stock Exchange

“Comprehensive Services Framework Agreement”	the conditional comprehensive services framework agreement entered into between the Company and CSRG dated 30 October 2019 in relation to the mutual provision of services between the Group and the CSRG Group

“Continuing Connected Transactions”	the transactions contemplated under the Comprehensive Services Framework Agreement

“CRC”	China Railway Corporation* （中國鐵路總公 司）, a wholly state-owned enterprise incorporated under the PRC laws

“CRC Group”	CRC and all the companies, entities or departments owned or controlled by it (excluding the Group)

“CSRG”	China State Railway Group Co., Ltd.*（中國國家鐵路集團有限公司）, formerly known as CRC, a solely state-owned enterprise established in accordance with the approval of the State Council and the Company Law of the PRC

“CSRG Group”	CSRG and all the companies, entities or departments owned or controlled by it (including the GRGC Group but excluding the Group)

“Directors”	the directors of the Company

DEFINITIONS

“EGM”	the extraordinary general meeting of the Company to be convened to approve, among other things, the Comprehensive Services Framework Agreement, the Continuing Connected Transactions and the Proposed Annual Caps

“Existing Comprehensive Services Framework Agreement”	the comprehensive services framework agreement entered into between CRC and the Company dated 1 November 2016 in relation to the mutual provision of services between the CRC Group and the Group

“Existing Continuing Connected Transactions”	the continuing connected transactions under the Existing Comprehensive Services Framework Agreement

“GRGC”	China Railway Guangzhou Group Co., Ltd.*（中國鐵路廣州局集團有限公司）, a company incorporated under the PRC laws, and the largest shareholder of the Company

“GRGC Group”	GRGC and all the companies, entities or departments owned or controlled by it (excluding the Group)

“Group”	the Company and its subsidiaries

“HKSE”	The Stock Exchange of Hong Kong Limited

“Hong Kong”	The Hong Kong Special Administrative Region of the PRC

“Independent Board Committee”	an independent committee of the Board established by the Board comprising all the independent non-executive Directors

“Independent Shareholders”	Shareholders other than GRGC and its associates

“Latest Practicable Date”	6 November 2019, being the latest practicable date prior to the printing of this circular for ascertaining certain information referred to in this circular

“Listing Rules”	the Rules Governing the Listing of Securities on HKSE

DEFINITIONS

“NDRC”	the National Development and Reform Commission of the PRC

“Percentage Ratios”	the percentage ratios set out in Rule 14.07 of the Listing Rules

“PRC”	the People’s Republic of China and for the purpose of this circular excluding Hong Kong, The Macau Special Administrative Region of PRC and Taiwan

“Proposed Annual Caps”	the proposed annual caps in respect of mutual provision of services between the Group and the CSRG Group for the three financial years ending 31 December 2022

“RMB”	Renminbi, the lawful currency of the PRC

“SFO”	the Securities and Future Ordinance (Chapter 571 of the Laws of Hong Kong)

“Shareholder(s)”	shareholder(s) of the Company

“Share(s)”	shares of nominal value of RMB1.00 each in the share capital of the Company

“Supervisors”	the supervisors of the Company

“Supervisory Committee”	the supervisory committee of the Company

“VBG Capital”	VBG Capital Limited （建泉融資有限公司）, a corporation licensed to carry out Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities as defined under the SFO, being the independent financial adviser appointed for the purpose of advising the Independent Board Committee and the Independent Shareholders in relation to the Comprehensive Services Framework Agreement, the Continuing Connected Transactions and the Proposed Annual Caps

“%”	per cent

*	The English names are for identification purposes only.

LETTER FROM THE BOARD

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

Board of Directors:	Registered Office:
Executive Directors:	No. 1052 Heping Road, Luohu District
Mr. Wu Yong	Shenzhen, Guangdong Province
Mr. Hu Lingling	The People’s Republic of China
Mr. Luo Qing	Postcode: 518010

Non-executive Directors:	Principal Place of Business in Hong Kong:
Mr. Guo Ji’an	No. 112, Floor M
Mr. Yu Zhiming	Hung Hom Station, Kowloon
Ms. Chen Xiaomei	Hong Kong

Independent non-executive Directors:
Mr. Chen Song
Mr. Jia Jianmin
Mr. Wang Yunting

8 November 2019

To the Shareholders

Dear Sir and Madam,

(1) CONTINUING CONNECTED TRANSACTIONS

(2) PROPOSED CHANGE OF DIRECTORS AND

SHAREHOLDER REPRESENTATIVE SUPERVISOR AND

(3) NOTICE OF EGM

I.	INTRODUCTION

The purpose of this circular is to provide you with (a) further details of the Comprehensive Services Framework Agreement, the Continuing Connected Transactions and the Proposed Annual Caps; (b) a letter from VBG Capital containing its advice to the Independent Board Committee and the Independent

LETTER FROM THE BOARD

Shareholders; (c) a letter from the Independent Board Committee with its recommendation to the Independent Shareholders; (d) details about the proposed change of the Directors and shareholder representative supervisor; and (e) the notice of the 2019 EGM.

II.	CONTINUING CONNECTED TRANSACTIONS

Reference is made to (a) the announcement of the Company dated 2 November 2016 and the circular of the Company dated 14 November 2016 in respect of the Existing Comprehensive Services Framework Agreement; and (b) the announcement of the Company dated 30 October 2019 in respect of the Comprehensive Services Framework Agreement, the Continuing Connected Transactions and the Proposed Annual Caps.

COMPREHENSIVE SERVICES FRAMEWORK AGREEMENT

On 30 October 2019, the Company and CSRG entered into the Comprehensive Services Framework Agreement. The principal terms of the Comprehensive Services Framework Agreement are set out below:

Date:	30 October 2019

Parties:	(a) CSRG; and

(b) the Company.

Term:	3 years starting from 1 January 2020, subject to the Independent Shareholders’ approval.

Scope of services:	(a) Mutual provision of railway transportation services between the Group and the CSRG Group, which comprise:

(i) production co-ordination, safety management and dispatching services;

(ii) application and rental services of railway infrastructures and transportation equipment;

(iii) railway communications services;

LETTER FROM THE BOARD

(iv) railway network services (including but not limited to passenger services, water supply in trains, use of railway lines, traction and electricity supply for locomotives and ticket services);

(v) crew services; and

(vi) cleaning services of locomotives, trains and railway stations.

(b) Mutual provision of railway related services between the Group and the CSRG Group, which comprise:

(i) repair services of railway infrastructures and equipment;

(ii) repair services of locomotives and trains;

(iii) procurement and sales services of railway related materials;

(iv) security services;

(v) hygiene and epidemic prevention services;

(vi) property management and building maintenance services; and

(vii) project construction, management and supervision services.

(c) The Group will provide special entrusted railway transportation services to the CSRG Group, which include but not limited to:

(i) operation and management of passengers and freight transportation and related services; and

(ii) repair services of transportation facilities and equipment.

(d) Mutual provision of miscellaneous services between the Group and the CSRG Group that are necessary for the proper functioning of railway transportation and operation.

LETTER FROM THE BOARD

Pricing policies:	The pricing standards for the mutual provision of services between the Group and the CSRG Group shall be determined in the following priority to ensure that the mutual provision of services between the Group and the CSRG Group under the Comprehensive Services Framework Agreement will be on normal commercial terms or better to the Group:

(a)   prices prescribed by the government such as the NDRC. Since the railway industry in China is government owned and heavily controlled and regulated, under certain circumstances, for example, in the event of emergencies, natural disasters and other situations where the government considers appropriate, it will prescribe prices for railway-related transactions.

The government will prescribe prices from time to time based on market conditions and practical needs. In respect of the mutual provision of services between the Group and the CSRG Group under the Comprehensive Services Framework Agreement, if such government- prescribed prices exist, they should be treated with the highest priority and be strictly observed.

(b)   if no prices prescribed by the government are available, the prices will be determined in accordance with the pricing standards and rules for national railways within the guidance price range set by the government. For example, on 29 January 2015, the NDRC promulgated the Notice on Price Adjustment for Railway Freight Transportation and Further Improvement of Price Determination Mechanism （《國 家 發 展 改 革 委 關 於調 整 鐵 路 貨 運 價 格 進 一 步 完 善 價 格 形 成 機 制 的 通 知》）, in which it sets out the base prices for railway freight transportation and allows railway transportation companies to set the actual prices at no more than 110% of the relevant base prices. Such guidance prices may be updated by NDRC from time to time.

This pricing policy is commonly adopted in railway transportation services.

LETTER FROM THE BOARD

(c)   in the absence of (a) and (b) above, the prices shall be determined in accordance with the applicable industry price settlement rules. Such industry price settlement rules include: (1) the Notice of China Railway Corporation on Clarification of Financial Settlement Matters for Railway Transportation Companies for the Year of 2014 （《中國鐵路總公司關於明確鐵路運輸企業2014 年 財務結算有關事項的通知》）issued by CRC on 23 March 2014, in which CRC sets out various settlement rules that apply to railway companies within the national railway system, such as the name of clearance items and the new calculation methods for certain railway services items; and (2) the Notice on Amendments to Certain Parts in “Railway Freight Transportation Fee Settlement Method (Trial)”（關 於 修 訂 《 鐵 路 貨 物 運 輸 進 款 清 算 辦 法（ 試行 ）》部分內容 的通知） formulated by CRC on 28 January 2019, in which CRC sets out detailed settlement methods for railway freight transportation fee settlement, carrier enterprise charges settlement, service provider settlement and other project settlement. Such industry price settlement rules may be updated from time to time.

This pricing policy is commonly adopted in railway transportation services.

(d)   in the absence of prices prescribed by the government, guidance prices set by the government and industry price settlement rules, the prices shall be determined upon negotiation in accordance with comparable market prices or pricing standards. Such market prices or pricing standards shall be determined as follows:

(1)   with respect to the services to be provided from the CSRG Group to the Group, the Company would select the most competitive service provider(s) primarily through public procurement or open tender; and

LETTER FROM THE BOARD

(2)   with respect to the services to be provided from the Group to the CSRG Group, the Company would compete with other service providers and would consider comparable market prices or pricing standards when submitting its offer.

This pricing policy is commonly adopted in railway related and miscellaneous services, especially those services that are not specific to railway industry, such as property management and building maintenance services.

(e)   in the absence of prices prescribed by the government, guidance prices set by the government, industry price settlement rules and comparable market prices or pricing standards, the prices shall be determined upon negotiation with reference to the prices of non-connected transactions of both parties entered into with their respective contracting parties. With respect to the services to be provided from the CSRG Group to the Group, the Group will compare the then current prices offered by the CSRG Group to other parties for similar services; with respect to the services to be provided from the Group to the CSRG Group, the Group will compare the then current prices offered by the Group to other parties for similar services, to ensure that the mutual provision of services between the Group and the CSRG Group under the Comprehensive Services Framework Agreement will be on normal commercial terms or better to the Group.

This pricing policy is commonly adopted in railway transportation services and railway related services that are specific to railway industry, such as railway communication services, and repair services of railway infrastructure and equipment.

LETTER FROM THE BOARD

(f)   if none of the pricing policies above is available, the prices shall be determined on actual cost basis plus reasonable profits (normally, with markup rate of approximately 6% to 8% which is determined based on historical transactions and market conditions), which is determined with reference to various factors including the lending interest rate offered by commercial banks in the PRC, taxes and additional charges.

This pricing policy is commonly adopted in special entrusted railway transportation services provided by the Group to the CSRG Group.

The Company has adopted the following internal control procedures to constantly supervise and monitor transactions under the Comprehensive Services Framework Agreement and to ensure that such transactions are conducted in accordance with their respective terms on normal commercial terms or better and will not be prejudicial to the interests of the Company and the Shareholders as a whole:

(a)	With respect to the implementation of the pricing policies under the Comprehensive Services Framework Agreement:

(i)

in the case described in paragraphs (a) and (b) under “pricing policies” above, the finance department of the Company shall constantly monitor the prices prescribed by the government and the guidance prices set by the government, and, in the event that the government has updated such prescribed prices or guidance prices or prescribed new prices or set out new guidance prices, shall ensure that such prescribed prices or guidance prices will be strictly complied with in the subsequent transactions;

(ii)

in the case described in paragraph (c) under “pricing policies” above, the finance department shall constantly monitor industry price settlement rules, and, in the event that CSRG has updated or set out new industry price settlement rules, shall ensure that such industry price settlement rules will be strictly complied with in the subsequent transactions;

(iii)

in the case described in paragraph (d) under “pricing policies” above, the operation management department of the Company shall make a tender or bid on public platform after receiving a tender or bid request from relevant subsidiaries or business divisions. Normally, the base price submitted in

LETTER FROM THE BOARD

a tender or bid document will be determined with reference to historical transaction prices. The operation management department shall notify relevant subsidiaries or business divisions of the tender or bid results for them to implement relevant transactions;

(iv)

in the case described in paragraph (e) under “pricing policies” above, the finance department shall work closely with and assist relevant business divisions to compare the prices under the non-connected transactions of the Company and CSRG entered into with their respective contracting parties and to carry out negotiations with CSRG; and

(v)

in the case described in paragraph (f) under “pricing policies” above, the finance department shall determine the prices with reference to the factors described in such paragraph based on the nature and circumstances of different transactions.

(b)	The legal department of the Company shall:

(i)	constantly monitor transactions entered into by the Company from time to time and determine whether such transactions would fall within the scope of Continuing Connected Transactions;

(ii)

for transactions under the scope of Continuing Connected Transactions, review the terms of such transactions to ensure that they are consistent with the terms of the Comprehensive Services Framework Agreement (including but not limited to, the pricing policies applicable to the Continuing Connected Transactions), are on normal commercial terms or better and will not be prejudicial to the interests of the Company and the Shareholders as a whole; and

(iii)

work closely with the secretariat of the Board to update the list of connected persons of the Company from time to time when needed and submit the updated list to the finance department of the Company for records.

LETTER FROM THE BOARD

(c)	The finance department of the Company shall, in addition to the duties and responsibilities as set out in paragraph (a) above:

(i)	on a monthly basis, collect and consolidate statistics in relation to the actual transaction amounts incurred under the Continuing Connected Transactions;

(ii)

on a quarterly basis, work closely with the secretariat of the Board to monitor the actual transaction amounts incurred to ensure that the Proposed Annual Caps will not be exceeded, and, in the event that the actual transaction amounts are expected to exceed the Proposed Annual Caps, report to the Board so that the Company will promptly take necessary actions and procedures to comply with relevant requirements under the Listing Rules;

(iii)	constantly monitor the market price movements within the industry and make appropriate adjustments when setting the prices for future services to be provided or received;

(iv)

constantly review the prices paid and charged for relevant services provided by and to the CSRG Group to ensure that such prices are consistent with the pricing policies under the Comprehensive Services Framework Agreement; and

(v)

constantly monitor the amounts paid to and received from the CSRG Group under the Continuing Connected Transactions and keep detailed records to ensure that the accounts for all transactions under the Comprehensive Services Framework Agreement are clearly recorded.

(d)

The independent non-executive Directors shall conduct annual review of the transactions under the Comprehensive Services Framework Agreement and the auditors of the Company shall report on the Continuing Connected Transactions annually in compliance with the requirements under the Listing Rules.

LETTER FROM THE BOARD

HISTORICAL FIGURES AND THE PROPOSED ANNUAL CAPS

The table below sets out the historical figures in respect of the mutual provision of services for each of the two years ended 31 December 2018 and the 6 months ended 30 June 2019 between the Group and the CRC Group:

	Historical Figures
	(RMB million)
	For the year ended 31 December 2017	For the year ended 31 December 2018	For the 6 months ended 30 June 2019
Expenditure
Amount paid to the CRC Group by the Group for railway transportation services(i)	4,528.53	5,193.57	2,934.53

Amount paid to the CRC Group by the Group for railway related and miscellaneous services(ii)	1,076.49	1,259.31	330.03

Total:	5,605.02	6,452.88	3,264.56

Revenue
Amount paid to the Group by the CRC Group for railway transportation services(i)	4,872.03	5,719.11	3,086.45

Amount paid to the Group by the CRC Group for railway related and miscellaneous services(iii)	386.4	470.72	185.17

Amount paid to the Group by the CRC Group for special entrusted railway transportation services(iv)	2,461.54	2,770.42	1,479.71

Total:	7,719.97	8,960.25	4,751.33

Notes:

(i)

the service charges were primarily determined based on pricing standards or industry price settlement rules set by CRC/CSRG (as the case may be), or by negotiation between the contracting parties with reference to cost.

LETTER FROM THE BOARD

(ii)	the service charges were primarily determined by way of public procurement, or by negotiation between the contracting parties with reference to cost.
(iii)

the service charges were primarily determined by CRC/CSRG (as the case may be) with reference to its standard charges applied nationwide, or by negotiation between the contracting parties with reference to cost.

(iv)	the service charges were primarily determined on actual cost basis plus reasonable profits, taxes and additional charges and were explicitly agreed between the contracting parties.

The Proposed Annual Caps for each of the three years ending 31 December 2022 between the Group and the CSRG Group shall be as follows:

	Proposed Annual Caps
	(RMB million)
	For the year ending 31 December 2020	For the year ending 31 December 2021	For the year ending 31 December 2022
Expenditure
Amount to be paid to the CSRG Group by the Group for railway transportation services	7,273.58	8,928.36	11,042.34

Amount to be paid to the CSRG Group by the Group for railway related and miscellaneous services	2,329.14	2,678.51	3,080.30

Total:	9,602.72	11,606.87	14,122.64

LETTER FROM THE BOARD

	Proposed Annual Caps
	(RMB million)
	For the year ending 31 December 2020	For the year ending 31 December 2021	For the year ending 31 December 2022
Revenue

Amount to be paid to the Group by the CSRG Group for railway transportation services	7,725.18	8,882.61	10,215.25

Amount to be paid to the Group by the CSRG Group for railway related and miscellaneous services	980.16	1,127.14	1,307.75

Amount to be paid to the Group by the CSRG Group for special entrusted railway transportation services	4,450.22	5,019.73	5,674.66

Total:	13,155.56	15,029.48	17,197.66

LETTER FROM THE BOARD

In determining the Proposed Annual Caps, the Company took into consideration the following general factors:

(a)

the Chinese railway industry is expected to grow rapidly in the coming years due to the launching of certain supportive government policies. It is expected that there will be stable investments in the country’s railway industry from 2016 to 2020 in accordance with the Thirteenth Five-Year Plan on National Economics and Social Development of the PRC （《中國國民經濟和社會發展第十三個五年規劃綱要》） and in July 2016, NDRC, Ministry of Transport and CRC jointly issued the Medium to Long Term Plan for Railway Network Development (《中長期鐵路網規劃》）, which sets out the railway network development plan for the period of 2016 to 2025. According to the Medium to Long Term Plan for Railway Network Development （《中長期鐵路網規劃》）, by the year of 2020, a series of landmark railway projects will be completed and put into operations, thus extending the length of railways in China to 150,000 kilometers, representing a 24.0% increase from 121,000 kilometers at the end of 2015; the length of high speed railways will increase to 30,000 kilometers, representing a 57.9% increase from 19,000 kilometers at the end of 2015; during the same period, the Chinese government is expected to invest more than RMB2.8 trillion in railway network development. By the year of 2025, the length of railways will be extended to approximately 175,000 kilometers, representing a 17% increase from 150,000 kilometers in 2020; the length of high speed railways will increase to approximately 38,000 kilometers, representing a 26.7% increase from 30,000 kilometers in 2020.

(b)

along with the continuous and steady growth in the economy of the PRC, the volume of passenger flow is expected to maintain a growing trend. In 2018, the volume of passenger flow across the country reached 3.37 billion, representing a 9.4% increase from the previous year. The Company expects that the Group’s revenue, passenger volume and railway network usage will increase accordingly.

(c)

along with the fast expansion of railway network, more railway companies will be formed under CSRG to hold, control and operate new railway lines and provide ancillary services. As a result, the scope of connected persons of the Company is expected to expand on a continuous basis.

(d)	as the railway industry has been rapidly developing, the demand of railway companies for financial services, such as insurance services, has been growing accordingly.

LETTER FROM THE BOARD

(e)	an inflation rate of approximately 3% to 6% per year is applied given the increase in costs, including wages, repair and maintenance expenses and procurement of supplies.

Specifically, the Company also took into account the following factors in determining the Proposed Annual Caps:

(a)

with respect to the Proposed Annual Caps for the amount to be paid to the Group by the CSRG Group for railway transportation services, since the high speed railways business has been developing rapidly, the Group expects that the volume of railway transportation services to be provided by the Group will significantly increase in the coming three years. In particular:

(1)	it is expected that the unit price for certain railway transportation services provided by the Group may be raised in the coming years;

(2)	new cross-network EMU trains have commenced operations, resulting in a continuous increase in the frequency of operations of EMU trains; and

(3)

it is expected that the revenue from providing freight transportation services may increase due to expected integration of business, assets and personnel in certain freight centers by the Group. In addition, wages costs and relevant operating expenses will also increase accordingly.

(b)

with respect to the Proposed Annual Caps for the amount to be paid to the CSRG Group by the Group for railway transportation services, as stated in paragraph (a) above, the high speed railways business has been developing rapidly. Accordingly, the volume of railway transportation services to be provided to the Group by the CSRG Group is expected to increase significantly in the coming three years. In particular:

(1)	it is expected that the unit price for certain railway transportation services provided by the CSRG Group may be raised in the coming years;

(2)

as cross-network EMU trains will commence operations in Guangzhou Station, Guangzhou East Station and Shenzhen Station, it is expected that the service fees (including fees for railway network settlement) to be paid to the CSRG Group by the Group will increase significantly; and

(3)	it is expected that the volume of locomotives and trains in use may increase year by year, resulting in an increase in the fees for usage of locomotives and trains.

LETTER FROM THE BOARD

(c)

with respect to the Proposed Annual Caps for the amount to be paid to the Group by the CSRG Group for special entrusted railway transportation services, the high speed railways in the PRC have been developing rapidly as a result of the supportive government policies and it is anticipated that more high speed railways will be constructed in the coming years, resulting in an increase in the volume of special entrusted railway transportation services to be provided by the Group. In particular:

(1)

according to the Medium to Long Term Plan for Railway Network Development ( 《中 長 期 鐵 路 網 規 劃 》）, it is expected that more newly constructed railway lines in the PRC will commence operations in the future and the Group may be entrusted to operate certain newly constructed railway lines for the years from 2020 to 2022, such as Xintang — Guangzhou Baiyun International Airport — Guangzhou North Intercity Railway, Guangzhou — Foshan Circular Intercity Railway, etc. Therefore, the Group expects that the volume of special entrusted railway transportation services to be provided by the Group will also increase accordingly; and

(2)

existing and newly constructed railway lines will have synergistic effects and further expand and improve the railway network, resulting in an increase of trains in operations. As a result, the volume of special entrusted railway transportation services to be provided by the Group will increase accordingly.

(d)

with respect to the Proposed Annual Caps for the amount to be paid to the CSRG Group by the Group for railway related and miscellaneous services, as stated in paragraph (c) above, the Company anticipates that the transaction volume of special entrusted railway transportation services to be provided by the Group will increase. In order to provide such services, it is expected that the Group will incur more costs, including purchase of railway maintenance and repair services and railway materials and supplies from the CSRG Group. In addition, the maintenance expenses will increase significantly as maintenance will be needed in the coming three years, which will result in an increase in the Company’s expenditure for railway related and miscellaneous services.

(e)

with respect to the Proposed Annual Caps for the amount to be paid to the Group by the CSRG Group for railway related and miscellaneous services, the labour costs and raw material costs are expected to increase and will lead to higher unit prices for certain services, which will result in an increase in the Group’s revenue from providing railway related and miscellaneous services to the CSRG Group.

LETTER FROM THE BOARD

In calculating the above Proposed Annual Caps, a buffer of approximately 9% to 15% has been added to the estimated transaction amounts to allow room for any further unexpected increase in transaction volume. Such buffer for the Proposed Annual Caps has been determined with reference to the following factors:

(a)

the railway industry is expected to continue its expansion in the coming years as China’s economy is expected to be constantly driven by stable investments in the country’s railway industry from 2016 to 2020 in accordance with the Thirteenth Five-Year Plan on National Economics and Social Development of the PRC （《中國國民經濟和社會發展第十三個五年規劃綱要》);

(b)

along with the continuous and steady growth in the economy of the PRC and the 10% increase in passenger volume of the railway industry in each of the past three years, our revenue, passenger volume and railway network usage have been increasing. The Company expects that the mutual provision of relevant services between the Group and the CSRG Group will increase accordingly; and

(c)

along with the increase in costs, including wages, repair and maintenance expenses and procurement of supplies in relation to the railway transportation services, railway related services and special entrusted railway transportation services, the Group expects that the transaction amount will also increase.

INFORMATION ON CSRG AND THE COMPANY

(a)	CSRG

CSRG (formerly known as CRC) is a solely state-owned enterprise under the management of the central government with registered capital of RMB1.7395 trillion. CSRG focuses on railway passenger and freight transport services and carries out diversified business operation. Its responsibilities include: unified control and command of railway transport, unified allocation of transport capacity of the network, public welfare transport specified by national regulations and railway revenue clearing and income management.

(b)	the Company

The Company is mainly engaged in railway passenger and freight transportation business, the Hong Kong Through Train passenger transportation business in cooperation with MTR Corporation Limited and provision of railway management services for other railway companies in the PRC. The Company is also engaged in provision of integrated services in relation to railway facilities and technology, commercial trading and operation of other industrial businesses that are consistent with the Company’s objectives.

LETTER FROM THE BOARD

REASONS FOR ENTERING INTO THE CONTINUING CONNECTED TRANSACTIONS

It is not only beneficial but also necessary for the Company to enter into the Continuing Connected Transactions in order to facilitate the operations of the Company for the following reasons:

(a)

CSRG is the only available provider in the PRC market for certain services that are necessary for the operations of the Company. The services contemplated under the Comprehensive Services Framework Agreement will be mutually provided between the CSRG Group and the Group at prices determined upon arm’s length negotiation and in accordance with prices specified by the government, guidance prices set by the government, prices determined in accordance with applicable industry price settlement rules, comparable market prices or prices determined on actual cost basis plus reasonable profits, to ensure that the mutual provision of services between the Group and the CSRG Group under the Comprehensive Services Framework Agreement will be on normal commercial terms or better to the Group;

(b)	given that the CSRG Group controls and administers the operations of relevant railway lines in the PRC, the Company requires certain support or cooperation services from the CSRG Group; and

(c)

the Existing Continuing Connected Transactions in respect of mutual provision of services between the CSRG Group and the Group were entered into in the ordinary and usual course of business of the Company and have been conducted by the CSRG Group and the Group for many years.

LISTING RULES IMPLICATION

GRGC is the largest Shareholder and owns an aggregate of 37.12% of the issued share capital of the Company. CSRG (formerly known as CRC) is the de facto controller of GRGC and therefore a connected person of the Company under the Listing Rules. The transactions between the CSRG Group and the Group under the Comprehensive Services Framework Agreement will constitute continuing connected transactions of the Company under the Listing Rules.

As one or more of the applicable Percentage Ratios in respect of the Continuing Connected Transactions exceed 5%, the Continuing Connected Transactions will be subject to the reporting, annual review, announcement, circular and Independent Shareholders’ approval requirements pursuant to Chapter 14A of the Listing Rules.

LETTER FROM THE BOARD

The Directors (excluding the independent non-executive Directors whose views will be given after taking into account the advice from the IFA) consider that the Comprehensive Services Framework Agreement is entered into in the usual and ordinary course of business of the Group, is negotiated on an arm’s length basis and on normal commercial terms or on terms no less favorable than those available to or from independent third parties under prevailing local market conditions. The Continuing Connected Transactions and the Proposed Annual Caps are fair and reasonable and in the interests of the Group and the Shareholders as a whole.

The Company will comply with the relevant provisions under Chapter 14A of the Listing Rules in the event that the aggregate service fees under the Comprehensive Services Framework Agreement shall exceed the Proposed Annual Caps or if there is any material amendment to the terms of the Comprehensive Services Framework Agreement.

Mr. Wu Yong, Mr. Guo Ji’an, Mr. Yu Zhiming and Ms. Chen Xiaomei were considered to have material interests in the transactions contemplated under the Comprehensive Services Framework Agreement by virtue of being employed by GRGC and had thus abstained from voting on resolutions of the Board in respect of the foregoing transactions. Save as disclosed above, none of the Directors has any material interests in the Continuing Connected Transactions or is required to abstain from voting on resolutions of the Board in respect of the foregoing transactions.

III.	PROPOSED CHANGE O F DIRECTORS AND SHAREHOLDER REPRESENTATIVE SUPERVISOR

The Company received notices from GRGC, the largest Shareholder holding approximately 37.12% of the issued share capital of the Company as at the Latest Practicable Date, that (1) it intended to terminate: (i) the engagement of Mr. Li Zhiming as a shareholder representative supervisor with the Company due to adjustment of work commitment; (ii) the engagement of Mr. Yu Zhiming as a non-executive Director with the Company due to adjustment of work commitment;

(iii)    the engagement of Ms. Chen Xiaomei as a non-executive Director with the Company due to adjustment of work commitment; and (iv) the engagement of Mr. Luo Qing as an executive Director with the Company due to adjustment of work commitment; and (2) it intended to elect: (i) Mr. Meng Yong as a shareholder representative supervisor of the eighth session of the Supervisory Committee; (ii) Mr. Guo Jiming as a non-executive Director of the eighth session of the Board; (iii) Mr. Zhang Zhe as a non-executive Director of the eighth session of the Board; and

(iv)    Mr. Guo Xiangdong as an executive Director of the eighth session of the Board. None of the executive and non-executive Directors to be elected is an independent Director as defined under the articles of association of the Company. The Company shall adopt the cumulative voting system in respect of the election of the foregoing Directors in accordance with the Company’s “Rules for the Implementation of the Cumulative Voting System” (the “Cumulative Voting System”). The biographies of the nominated candidates of the proposed shareholder representative supervisor and Directors are set out below.

LETTER FROM THE BOARD

Biography of the Proposed Shareholder Representative Supervisor

Meng Yong, male, born in September 1967, holds a university degree and is an accountant. Mr. Meng had previously served as the head of Finance Planning Division of Finance Section of GRGC, the deputy director of Finance Section of GRGC and the deputy director of Finance Department (Revenue Division) of GRGC. He has been serving as the director of Audit Department of GRGC since April 2019.

Biographies of the Proposed Directors

Guo Jiming, male, born in December 1967, holds a university degree and is a senior accountant. Mr. Guo had previously served as the deputy head of Finance Sub- section of Wuhan Sub-bureau of Zhengzhou Railway Bureau, the head of Finance Section and the director of Capital Settlement Center of Wuhan Railway Bureau, the chief accountant of Jinan Railway Bureau and the chief accountant of China Railway Jinan Group Co., Ltd. He has been serving as the chief accountant of GRGC since July 2019.

Zhang Zhe, male, born in October 1971, holds a bachelor’s degree and is a senior engineer. Mr. Zhang had previously served as the head of Tangxi Railway Station of Guangzhou Railway Group Yang Cheng Railway Company, the head of Sub- section of Freight Transportation and Marketing of Yang Cheng Railway Company, the deputy director of Safety Supervision Sub-office of Guangzhou Railway Office, the deputy head of Jiangcun Railway Station of the Company, the head of Zhaoqing Train Section of Guangdong Sanmao Railway Co., Ltd. and the head of Guangzhou South Railway Station of the Company. He has been serving as the director of Passenger Transport Department of GRGC since April 2019.

Guo Xiangdong, male, born in November 1965, holds a bachelor’s degree and a MBA degree and is an economist. Mr. Guo had previously served as the deputy section chief, the deputy director and the director of the Secretariat of the Board. He had served as the secretary of the Board since January 2004 and the deputy general manager of the Company and the secretary of the Board from November 2010 to October 2019. He has been serving as the chairman of Labor Union of the Company since October 2019.

LETTER FROM THE BOARD

Save as disclosed in this circular, as at the date of this circular, none of Mr. Meng Yong, Mr. Guo Jiming, Mr. Zhang Zhe and Mr. Guo Xiangdong (i) has held any directorship in any listed public companies in the three years prior to the date of this circular, the securities of which are listed on any securities market in Hong Kong or overseas; (ii) has any other major appointment or professional qualification; (iii) has interest or is deemed to be interested in any Shares or underlying shares of the Company within the meaning of Part XV of SFO; or (iv) has relationship with any other Directors, Supervisors, senior management or substantial or controlling Shareholders.

The terms of office of Mr. Meng Yong shall be the remaining terms of the eighth session of the Supervisory Committee and the terms of office of Mr. Guo Jiming, Mr. Zhang Zhe and Mr. Guo Xiangdong shall be the remaining terms of the eighth session of the Board. In line with the Company’s remuneration and allowance package for the eighth session of the Supervisory Committee, Mr. Meng Yong will not be entitled to any remuneration or allowance in relation to his service as shareholder representative supervisor from the Company. In line with the Company’s remuneration and allowance package for the eighth session of the Board, Mr. Guo Jiming, Mr. Zhang Zhe and Mr. Guo Xiangdong will not be entitled to any Director’s remuneration or allowance in relation to directorship from the Company.

Mr. Li Zhiming, Mr. Yu Zhiming, Ms. Chen Xiaomei and Mr. Luo Qing have confirmed that they have no disagreement with the Board and there is no other matter in relation to the proposed termination of their engagement that needs to be brought to the attention of the Shareholders or HKSE.

Save as disclosed above, there are no other matters concerning the appointment of Mr. Meng Yong, Mr. Guo Jiming, Mr. Zhang Zhe and Mr. Guo Xiangdong that need to be brought to the attention to the Shareholders nor any information required to be disclosed pursuant to Rule 13.51(2) of the Listing Rules.

LETTER FROM THE BOARD

IV.	EGM

A notice convening the EGM at which ordinary resolution will be proposed to the Independent Shareholders to consider and, if thought fit, to approve (1) the Comprehensive Services Framework Agreement, the Continuing Connected Transactions and the Proposed Annual Caps and all matters relating thereto, and (2) the proposed change of Directors and shareholder representative supervisor is set out on pages EGM-1 to EGM-4 of this circular. Whether or not you propose to attend the EGM, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon. The form of proxy should be returned to the registered office of the Company at No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province, the PRC as soon as possible but in any event not less than 24 hours before the time appointed for holding of the EGM or any adjournment thereof. If you intend to attend the EGM in person or by proxy, you are required to complete and return the reply slip to the registered office of the Company at No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province, the PRC on or before Tuesday, 3 December 2019.

Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM or any adjournment thereof should you so wish.

The voting in respect of the approval of the resolution will be conducted by way of poll. The Cumulative Voting System shall be adopted for the voting of Resolutions No. 7.1 to No. 7.3. For details of the Cumulative Voting System, please refer to the articles of association of the Company and the Company’s “Rules for the Implementation of the Cumulative Voting System”.

GRGC, which directly held an aggregate of 2,629,451,300 Shares, representing approximately 37.12% of the total issued share capital of the Company as at the Latest Practicable Date, and its associates, will abstain from voting on Resolution No. 1. As at the Latest Practicable Date, GRGC is entitled to exercise or control the exercise of the voting rights in respect of all its Shares, representing approximately 37.12% of the voting rights in respect of the total issued Shares.

Save as disclosed above, to the extent that the Company is aware and having made all reasonable enquiries, as at the Latest Practicable Date, there is no voting trust or other agreement, arrangement or understanding entered into by or binding upon any Shareholders and none of the Shareholders is subject to any obligation or entitlement, whereby such Shareholder has or may have temporarily or permanently passed control over the exercise of the voting right in respect of its Shares to a third party, whether generally or on a case-by-case basis.

LETTER FROM THE BOARD

An announcement will be made by the Company following the conclusion of the EGM to inform you of the results of the EGM.

V.	INDEPENDENT BOARD COMMITTEE AND INDEPENDENT FINANCIAL ADVISER

An Independent Board Committee, comprising Mr. Chen Song, Mr. Jia Jianmin and Mr. Wang Yunting, has been established to advise the Independent Shareholders in relation to the Comprehensive Services Framework Agreement, the Continuing Connected Transactions and the Proposed Annual Caps. None of the members of the Independent Board Committee is interested or involved in the Continuing Connected Transactions. Your attention is drawn to the letter from the Independent Board Committee dated 8 November 2019 set out on pages IBC-1 to IBC-2 of this circular.

VBG Capital has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Comprehensive Services Framework Agreement, the Continuing Connected Transactions and the Proposed Annual Caps. Your attention is drawn to the letter from VBG Capital to the Independent Board Committee and the Independent Shareholders dated 8 November 2019 set out on pages IFA-1 to IFA-22 of this circular.

VI.	RECOMMENDATION

The Independent Board Committee recommends the Independent Shareholders to vote in favour of the resolution to be proposed at the EGM to approve the Comprehensive Services Framework Agreement, the Continuing Connected Transactions and the Proposed Annual Caps.

Having taken into account the advice of VBG Capital, the Directors (including the independent non-executive Directors) consider (a) that the transactions under the Comprehensive Services Framework Agreement are entered into in the usual and ordinary course of business of the Group and are conducted on an arm’s length basis and on normal commercial terms or on terms no less favorable than those available to or from independent third parties under prevailing local market conditions and (b) that the Comprehensive Services Framework Agreement, the Continuing Connected Transactions and the Proposed Annual Caps are fair and reasonable and in the interests of the Company and the Shareholders as a whole. Accordingly, the Board recommends the Independent Shareholders to vote in favour of the resolution to be proposed at the EGM in respect of the Comprehensive Services Framework Agreement, the Continuing Connected Transactions and the Proposed Annual Caps.

LETTER FROM THE BOARD

The Board also recommends the Shareholders to vote in favour of the resolution to be proposed at the EGM to approve (1) the termination of the engagement of Mr. Li Zhiming as a shareholder representative supervisor, Mr. Yu Zhiming as a non- executive Director, Ms. Chen Xiaomei as a non-executive Director and Mr. Luo Qing as an executive Director; and (2) the appointment of Mr. Meng Yong as a shareholder representative supervisor, Mr. Guo Jiming as a non-executive Director, Mr. Zhang Zhe as a non-executive Director and Mr. Guo Xiangdong as an executive Director.

VII.	ADDITIONAL INFORMATION

Your attention is also drawn to the general information set out in the appendix to this circular.

Yours faithfully,
For and on behalf of
Guangshen Railway Company Limited
Wu Yong
Chairman

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

8 November 2019

To the Independent Shareholders

Dear Sir and Madam,

CONTINUING CONNECTED TRANSACTIONS

We refer to the circular of the Company to the Shareholders dated 8 November 2019 (the “Circular”), of which this letter forms part. Unless the context requires otherwise, capitalized terms used in this letter will have the same meanings given to them in the section headed “Definitions” of the Circular.

As the Independent Board Committee, we have been appointed to advise you as to whether, in our opinion, (a) the terms of the Continuing Connected Transactions are fair and reasonable; (b) the Continuing Connected Transactions are entered into on normal commercial terms or better and in the ordinary and usual course of business of the Group; and (c) the Comprehensive Services Framework Agreement, the Continuing Connected Transactions and the Proposed Annual Caps are in the interests of the Company and the Shareholders as a whole.

VBG Capital has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Comprehensive Services Framework Agreement, the Continuing Connected Transactions and the Proposed Annual Caps.

Having considered the Comprehensive Services Framework Agreement, the Continuing Connected Transactions, the Proposed Annual Caps, and the opinion and advice of VBG Capital in relation thereto, which are set out on pages IFA-1 to IFA-22 of the Circular, we are of the opinion (a) that the terms of the Continuing Connected Transactions are fair and reasonable; (b) that the Continuing Connected Transactions are entered into on normal commercial terms or better and in the ordinary and usual course of business of the Group; and (c) that the Comprehensive Services Framework Agreement, the Continuing Connected Transactions and the Proposed Annual Caps are in the interests of the Company and the

— IBC-1 —

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Shareholders as a whole. We therefore recommend you to vote in favour of the ordinary resolution to be proposed at the EGM to approve the Comprehensive Services Framework Agreement, the Continuing Connected Transactions and the Proposed Annual Caps.

Yours faithfully,

For and on behalf of

Independent Board Committee

Mr. Chen Song	Mr. Jia Jianmin	Mr. Wang Yunting
Independent non-executive	Independent non-executive	Independent non-executive
Director	Director	Director

— IBC-2 —

LETTER FROM VBG CAPITAL

Set out below is the text of a letter from VBG Capital Limited, the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders in respect of the Comprehensive Services Framework Agreement for the purpose of inclusion in this circular.

18/F., Prosperity Tower 39 Queen’s Road Central
Hong Kong 8 November 2019

To: The Independent Board Committee and the Independent Shareholders of Guangshen Railway Company Limited

Dear Sirs,

CONTINUING CONNECTED TRANSACTIONS

INTRODUCTION

We refer to our appointment as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders on the Comprehensive Services Framework Agreement, the Continuing Connected Transactions (the “CCT”) and the Proposed Annual Caps, particulars of which are set out in the letter from the Board (the “Letter from the Board”) in this circular (the “Circular”). Capitalised terms used in this letter shall have the same meanings as those defined in the Circular unless the context otherwise requires. We recommend the Independent Board Committee to advise the Independent Shareholders to read the Circular carefully before they decide to vote for or against the Comprehensive Services Framework Agreement, the CCT, and the Proposed Annual Caps.

As set out in the Letter from the Board, on 30 October 2019, the Company and CSRG entered into the Comprehensive Services Framework Agreement to set out a framework for the mutual provision of services between the Group and the CSRG Group.

GRGC is the largest Shareholder and owns an aggregate of 37.12% of the issued share capital of the Company. CSRG (formerly known as CRC) is the de facto controller of GRGC and therefore a connected person of the Company under the Listing Rules. The transactions between the CSRG Group and the Group under the Comprehensive Services Framework Agreement will constitute continuing connected transactions of the

— IFA-1 —

LETTER FROM VBG CAPITAL

Company under the Listing Rules. As one or more of the applicable Percentage Ratios in respect of the CCT exceed 5%, the CCT will be subject to the reporting, annual review, announcement, circular and Independent Shareholders’ approval requirements pursuant to Chapter 14A of the Listing Rules.

Accordingly, an EGM will be convened to seek Independent Shareholders’ approval of the Comprehensive Services Framework Agreement, the CCT and the Proposed Annual Caps by way of poll where GRGC and its associates will abstain from voting.

The Independent Board Committee, comprising Mr. Chen Song, Mr. Jia Jianmin and Mr. Wang Yunting, has been established to advise the Independent Shareholders in relation to the Comprehensive Services Framework Agreement, the CCT and the Proposed Annual Caps. We, VBG Capital Limited, have been appointed to advise the Independent Board Committee and the Independent Shareholders on the terms of the Comprehensive Services Framework Agreement (including the Proposed Annual Caps) and the transactions contemplated thereunder. In the last two years, we have not acted as the independent financial adviser to the Company. Our opinion only applies to the terms of the Comprehensive Services Framework Agreement (including the Proposed Annual Caps) and the transactions contemplated thereunder.

BASIS OF OUR OPINION

In formulating our opinion with regard to the Comprehensive Services Framework Agreement and the CCT, we have relied on the information and facts supplied, opinions expressed and representations made to us by the management of the Group (including but not limited to those contained or referred to in the announcement of the Company dated 30 October 2019 and the Circular). We have assumed that the information and facts supplied, opinions expressed and representations made to us by the management of the Group were true, accurate and complete at the time they were made and continue to be true, accurate and complete in all material aspects until the date of the EGM. We have also assumed that all statements of belief, opinions, expectation and intention made by the management of the Company in the Circular were reasonably made after due enquiry and careful consideration. We have no reason to suspect that any material facts or information have been withheld or to doubt the truth, accuracy and completeness of the information and facts contained in the Circular, or the reasonableness of the opinions expressed by the Company, its management and/or advisers, which have been provided to us.

— IFA-2 —

LETTER FROM VBG CAPITAL

The Directors have collectively and individually accepted full responsibility for the accuracy of the information contained in the Circular and have confirmed, having made all reasonable enquiries, which to the best of their knowledge and belief, that the information contained in the Circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement in the Circular or the Circular misleading. We, as the Independent Financial Adviser, take no responsibility for the contents of any part of the Circular, save and except for this letter of advice.

We consider that we have been provided with sufficient information to reach an informed view and to provide a reasonable basis for our opinion. We have not, however, conducted any independent in-depth investigation into the business and affairs or future prospects of the Group, the CSRG Group, the GRGC Group or their respective subsidiaries or associates, nor have we considered the taxation implication on the Group or the Shareholders as a result of the Comprehensive Services Framework Agreement and the CCT. Our opinion is necessarily based on the market, financial, economic and other conditions in effect and the information made available to us as at the Latest Practicable Date. Shareholders should note that subsequent developments (including material change in market and economic conditions) may affect and/or change our opinion and we have no obligation to update this opinion to take into account events occurring after the Latest Practicable Date or to update, revise or reaffirm our opinion. Nothing contained in this letter of advice should be construed as a recommendation to hold, sell or buy any Shares or any other securities of the Company.

Where information in this letter of advice has been extracted from published or otherwise publicly available sources, we have ensured that such information has been correctly and fairly extracted, reproduced or presented from the relevant sources while we are not obligated to conduct any independent in-depth investigation into the accuracy and completeness of such information.

In addition, Shareholders should note that as the Proposed Annual Caps are relating to future events and estimated based on assumptions which may or may not remain valid for the entire period up to 31 December 2022, and they do not represent forecasts of revenues or costs to be recorded from the Comprehensive Services Framework Agreement. Consequently, we express no opinion as to how closely the actual revenue, cost to be incurred under the Comprehensive Services Framework Agreement will correspond with the Proposed Annual Caps.

— IFA-3 —

LETTER FROM VBG CAPITAL

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our advice and recommendation in respect of the Comprehensive Services Framework Agreement, the CCT and the Proposed Annual Caps, we have taken into account the principal factors and reasons set out below:

1.	Background of and reasons for the CCT

(i)	Background of the CCT

The Company

The Company is mainly engaged in railway passenger and freight transportation business, the Hong Kong Through Train passenger transportation business in cooperation with MTR Corporation Limited and provision of railway management services for other railway companies in the PRC. The Company is also engaged in provision of integrated services in relation to railway facilities and technology, commercial trading and operation of other industrial businesses that are consistent with the Company’s objectives.

CSRG

CSRG (formerly known as CRC) is a solely state-owned enterprise under the management of the central government with registered capital of RMB1.7395 trillion. CSRG focuses on railway passenger and freight transport services and carries out diversified business operation. Its responsibilities include: unified control and command of railway transport, unified allocation of transport capacity of the network, public welfare transport specified by national regulations and railway revenue clearing and income management.

The Comprehensive Services Framework Agreement

On 30 October 2019, the Company and CSRG entered into the Comprehensive Services Framework Agreement to set out a framework for the mutual provision of services between the Group and the CSRG Group as the Existing Continuing Connected Transactions approved by the then Independent Shareholders will expire on 31 December 2019. Subject to the Independent Shareholders’ approval, the duration of the Comprehensive Services Framework Agreement will be three years starting from 1 January 2020.

— IFA-4 —

LETTER FROM VBG CAPITAL

As stated in the Letter from the Board, the scope of services under the Comprehensive Services Framework Agreement includes:

(a)	Mutual provision of railway transportation services between the Group and the CSRG Group, which comprise:

(i)	production co-ordination, safety management and dispatching services;

(ii)	application and rental services of railway infrastructures and transportation equipment;

(iii)	railway communications services;

(iv)	railway network services (including but not limited to passenger services, water supply in trains, use of railway lines, traction and electricity supply for locomotives and ticket services);

(v)	crew services; and

(vi)	cleaning services of locomotives, trains and railway stations.

(b)	Mutual provision of railway related services between the Group and the CSRG Group, which comprise:

(i)	repair services of railway infrastructures and equipment;

(ii)	repair services of locomotives and trains;

(iii)	procurement and sales services of railway related materials;

(iv)	security services;

(v)	hygiene and epidemic prevention services;

(vi)	property management and building maintenance services; and

(vii)	project construction, management and supervision services.

— IFA-5 —

LETTER FROM VBG CAPITAL

(c)	The Group will provide special entrusted railway transportation services to the CSRG Group, which include but not limited to:

(i)	operation and management of passengers and freight transportation and related services; and

(ii)	repair services of transportation facilities and equipment.

(d)	Mutual provision of miscellaneous services between the Group and the CSRG Group that are necessary for the proper functioning of railway transportation and operation.

(ii)	Reasons for entering into the CCT

As stated in the Letter from the Board, it is not only beneficial but also necessary for the Company to enter into the CCT in order to facilitate the operation of the Company for the following reasons:

(a)

CSRG is the only available provider in the PRC market for certain services that are necessary for the operations of the Company. The services contemplated under the Comprehensive Services Framework Agreement will be mutually provided between the CSRG Group and the Group at prices determined upon arm’s length negotiation and in accordance with prices specified by the government, guidance prices set by the government, prices determined in accordance with applicable industry price settlement rules, comparable market prices or prices determined on actual cost basis plus reasonable profits, to ensure that the mutual provision of services between the CSRG Group and the Group under the Comprehensive Services Framework Agreement will be on normal commercial terms or better to the Group;

(b)	given that the CSRG Group controls and administers the operations of relevant railway lines in the PRC, the Company requires certain support or cooperation services from the CSRG Group; and

(c)

the Existing Continuing Connected Transactions in respect of mutual provision of services between the CSRG Group and the Group were entered into in the ordinary and usual course of business of the Company and have been conducted by the CSRG Group and the Group for many years.

— IFA-6 —

LETTER FROM VBG CAPITAL

In view of (i) the well-established and good cooperative relationship between the Group and the CSRG Group (including the GRGC Group), in particular the fact that the Group and the CSRG Group (including the GRGC Group) have been mutually providing services for over 10 years; (ii) the CSRG Group’s good understanding of the service requirements of the Group; (iii) the CCT are indispensable to the Group’s principal business; (iv) the absence of alternative provider in the market for certain services; and (v) provision of services by the CSRG Group is based on terms no less favorable than those provided by independent third parties, we concur with the Directors’ view that it is in the interest of the Company to enter into the CCT in order to facilitate the operations of the Company.

2.	Pricing policies of the CCT

As stated in the Letter from the Board, the pricing standards for the mutual provision of services between the Group and the CSRG Group shall be determined in the following priority to ensure that the mutual provision of services between the Group and the CSRG Group under the Comprehensive Services Framework Agreement will be on normal commercial terms or better to the Group:

(a)

prices prescribed by the government such as NDRC. Since the railway industry in China is government owned and heavily controlled and regulated, under certain circumstances, for example in the event of emergencies, natural disasters and other situations where the government considers appropriate, it will prescribe prices for railway-related transactions. The government will prescribe prices from time to time based on market conditions and practical needs. In respect of the mutual provision of services between the Group and the CSRG Group under the Comprehensive Services Framework Agreement, if such government-prescribed prices exist, they should be treated with the highest priority and be strictly observed;

(b)

if no prices prescribed by the government are available, the prices will be determined in accordance with the pricing standards and rules for national railways within the guidance price range set by the government. For example,    on 29 January 2015, NDRC promulgated the Notice on Price Adjustment for Railway Freight Transportation and Further Improvement of Price Determination Mechanism (《國家發展改革委關於調整鐵路貨運價格進一步 完善價格形成機制的通知》), in which it sets out the base prices for railway freight transportation and allows railway transportation companies to set the actual prices at no more than 110% of the relevant base prices. Such guidance prices may be updated by NDRC from time to time. This pricing policy is commonly adopted in railway transportation services.

— IFA-7 —

LETTER FROM VBG CAPITAL

(c)

in the absence of (a) and (b) above, the prices shall be determined in accordance with the applicable industry price settlement rules. Such industry price settlement rules include: (1) the Notice of China Railway Corporation on Clarification of Financial Settlement Matters for Railway Transportation Companies for the Year of 2014 (《中國鐵路總公司關於明確鐵路運輸企業 2014 年財務結算有關事項的通知》) issued by CRC on 23 March 2014, in which CRC sets out various settlement rules that apply to railway companies within the national railway system, such as the name of clearance items and the new calculation methods for certain railway services items; and (2) the Notice on Amendments to Certain Parts in “Railway Freight Transportation Fee Settlement Method (Trial)” ( 關於修訂《鐵路貨物運輸進款清算辦法（試行）》部分內容的通知 ) formulated by CRC on 28 January 2019, in which CRC sets out detailed settlement methods for railway freight transportation fee settlement, carrier enterprise charges settlement, service provider settlement and other project settlement. Such industry price settlement rules may be updated from time to time. This pricing policy is commonly adopted in railway transportation services.

(d)

in the absence of prices prescribed by the government, guidance prices set by the government and industry price settlement rules, the prices shall be determined upon negotiation in accordance with comparable market prices or pricing standards. Such market prices or pricing standards shall be determined as follows:

(1)	with respect to the services to be provided from the CSRG Group to the Group, the Company would select the most competitive service provider(s) primarily through public procurement or open tender; and

(2)

with respect to the services to be provided from the Group to the CSRG Group, the Company would compete with other service providers and would consider comparable market prices or pricing standards when submitting its offer.

This pricing policy is commonly adopted in railway related and miscellaneous services, especially those services that are not specific to railway industry, such as property management and building maintenance services.

(e)

in the absence of applicable prices set by the government, guidance prices set by the government, industry price settlement rules and comparable market prices or pricing standards, the prices shall be determined upon negotiation with reference to the prices of non-connected transactions of both parties

— IFA-8 —

LETTER FROM VBG CAPITAL

entered into with their respective contracting parties. With respect to the services to be provided from the CSRG Group to the Group, the Group will compare the then current prices offered by the CSRG Group to other parties for similar services; with respect to the services to be provided from the Group to the CSRG Group, the Group will compare the then current prices offered by the Group to other parties for similar services, to ensure that the mutual provision of services between the CSRG Group and the Group under the Comprehensive Services Framework Agreement will be on normal commercial terms or better to the Group.

This pricing policy is commonly adopted in railway transportation services and railway related services that are specific to railway industry, such as railway communication services, and repair services of railway infrastructure and equipment.

(f)

if none of the pricing policies above is available, the prices shall be determined on actual cost basis plus reasonable profits (normally, with markup rate of approximately 6% to 8% which is determined based on historical transactions and market conditions), which is determined with reference to various factors including the lending interest rate offered by commercial banks in the PRC, taxes and additional charges.

This pricing policy is commonly adopted in special entrusted railway transportation services provided by the Group to the CSRG Group.

In connection with the pricing basis and the payment arrangement of the CCT, we have conducted the following work to opine that the pricing basis and the payment arrangement of the CCT is fair and reasonable. We have reviewed the (i) pricing standards and rules set by the government, for example, the Notice on Price Adjustment for Railway Freight Transportation and Further Improvement of Price Determination Mechanism, (ii) industry price settlement rules, for example, (a) the Notice of China Railway Corporation on Clarification of Financial Settlement Matters for Railway Transportation Companies for the Year of 2014 and (b) the Notice on Amendments to Certain Parts in “Railway Freight Transportation Fee Settlement Method (Trial)”. Furthermore, we have selected around 20 samples of transaction which are relatively sizable and the type of services are comparable to one another in relation to the mutual services provided between the Group and the CSRG Group and the services provided between the Group and the independent third parties, in order to examine if the mutual provision of services between the Group and the CSRG Group under the Comprehensive Services Framework Agreement are on normal commercial terms or better to the Group.

— IFA-9 —

LETTER FROM VBG CAPITAL

The Company has adopted a series of internal control procedures to constantly supervise and monitor the CCT and to ensure that such transactions are conducted in accordance with their respective terms on normal commercial terms or better and will not be prejudicial to the interests of the Company and the Shareholders as a whole. For details, please refer to the Letter from the Board.

In order to assess the implementation of the internal control measures conducted by the Company, we have obtained and reviewed the internal control procedures in relation to connected transaction which listed out the control procedures ranging from identification of connected party to settlement of connected transaction. We have obtained and reviewed information of the connected party transaction decision system currently followed by the Company and we have obtained and reviewed the updated lists of connected persons of the Company showing the percentages of shareholding of respective Shareholders. In addition, we have selected around 20 samples which are relatively sizable and reviewed the terms of the transactions with connected parties and independent third parties. Moreover, we have obtained and reviewed the consolidated statistics in relation to the incurred connected transaction amounts. In light of the above, we consider that appropriate internal control measures are in place for the Company to govern the conduct of the CCT and safeguard the interest of the Independent Shareholders.

The independent non-executive Directors and the auditor of the Company will also conduct annual review of the transactions under the Comprehensive Services Framework Agreement to ensure that they are conducted in accordance with their respective terms and the terms of the Comprehensive Services Framework Agreement, on normal commercial terms (or terms of transactions more favourable than terms available to independent third parties), and in accordance with the pricing policies of the Company.

Having considered (i) the pricing mechanisms in respect of each type of CCT ; (ii) the terms including the pricing basis and the payment terms of the CCT under the Existing Comprehensive Services Framework Agreement entered into between the Company and CSRG; (iii) the pricing basis for the services to be mutually provided by the Group and the CSRG Group, and the settlement method or pricing standard which are based on applicable industry settlement rules or market price after arm’s length negotiation, provided that the price will be fixed on normal commercial terms or on terms no less favorable than those available to or from independent third parties for the same or similar type of services under prevailing local market conditions; and (iv) our review of the relevant supporting documents provided by the Company, including the settlement methods and pricing standards

— IFA-10 —

LETTER FROM VBG CAPITAL

issued by the government and CSRG, which set the pricing standards for the railway industry in PRC, as well as samples of tender documents, agreements and payment proof between the CRC Group and the Group for services provided pursuant to the Existing Comprehensive Services Framework Agreement and that we were not aware of any significant differences in the pricing standard between the transactions the Company undertook with connected parties and those the Company undertook with independent third parties, we are of the view that the pricing basis of the CCT is fair and reasonable.

As such, we concur with the Directors’ view that (a) the transactions under the Comprehensive Services Framework Agreement are entered into in the usual and ordinary course of business of the Group and are conducted on an arm’s length basis and on normal commercial terms and (b) the Comprehensive Services Framework Agreement and the CCT contemplated thereunder are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

3.	Historical figures and the Proposed Annual Caps

The table below sets out the historical figures in respect of the mutual provision of services for the two years ended 31 December 2018 and the 6 months ended 30 June 2019, as well as the estimated figures for the year ending 31 December 2019 between the Group and the CRC Group:

		Historical Figures (RMB million)		Estimated Figures (RMB million)
	For the year ended 31 December 2017	For the year ended 31 December 2018	For the 6 months ended 30 June 2019	For the year ending 31 December 2019
Expenditure
Amount paid to the CRC Group by the Group for railway transportation services(i)	4,528.53	5,193.57	2,934.53	5,749.57
Amount paid to the CRC Group by the Group for railway related and miscellaneous services(ii)	1,076.49	1,259.31	330.03	1,829.15

Total:	5,605.02	6,452.88	3,264.56	7,578.72

— IFA-11 —

LETTER FROM VBG CAPITAL

		Historical Figures (RMB million)		Estimated Figures (RMB million)
	For the year ended 31 December 2017	For the year ended 31 December 2018	For the 6 months ended 30 June 2019	For the year ending 31 December 2019
Revenue
Amount paid to the Group by the CRC Group for railway transportation services(i)	4,872.03	5,719.11	3,086.45	6,456.50
Amount paid to the Group by the CRC Group for railway related and miscellaneous services(iii)	386.4	470.72	185.17	788.31
Amount paid to the Group by the CRC Group for special entrusted railway transportation services(iv)	2,461.54	2,770.42	1,479.71	3,401.94

Total:	7,719.97	8,960.25	4,751.33	10,646.75

Notes:

(i)

the service charges were primarily determined based on pricing standards or industry price settlement rules set by CRC/CSRG (as the case may be), or by negotiation between the contracting parties with reference to cost.

(ii)	the service charges were primarily determined by way of public procurement, or by negotiation between the contracting parties with reference to cost.
(iii)	the service charges were primarily determined by CRC/CSRG (as the case may be) on its standard charges applied nationwide, or by negotiation between the contracting parties with reference to cost.
(iv)	the service charges were primarily determined on actual costs basis plus reasonable profits, taxes and additional charges and were explicitly agreed between contracting parties.

— IFA-12 —

LETTER FROM VBG CAPITAL

The Proposed Annual Caps for each of the three years ending 31 December 2022 between the Group and the CSRG Group shall be as follows:

	Proposed Annual Caps
		(RMB million)
	For the year ending 31 December 2020	For the year ending 31 December 2021	For the year ending 31 December 2022
Expenditure
Amount to be paid to the CSRG Group by the Group for railway transportation services	7,273.58	8,928.36	11,042.34
Amount to be paid to the CSRG Group by the Group for railway related services and miscellaneous services	2,329.14	2,678.51	3,080.30

Total:	9,602.72	11,606.87	14,122.64

Revenue
Amount to be paid to the Group by the CSRG Group for railway transportation services	7,725.18	8,882.61	10,215.25
Amount to be paid to the Group by the CSRG Group for railway related and miscellaneous services	980.16	1,127.14	1,307.75
Amount to be paid to the Group by the CSRG Group for special entrusted railway transportation services	4,450.22	5,019.73	5,674.66

Total:	13,155.56	15,029.48	17,197.66

— IFA-13 —

LETTER FROM VBG CAPITAL

Bases for determining the Proposed Annual Caps

We have discussed with the management of the Company and understand that the Proposed Annual Caps for the CCT have been determined with reference to the following factors:

(a)

the Chinese railway industry is expected to grow rapidly in the coming years due to the launching of certain supportive government policies. It is expected that there will be stable investments in the country’s railway industry from 2016 to 2020 in accordance with the Thirteenth Five-Year Plan on National Economics and Social Development of the PRC (《中國國民經濟和社會發 展第十三個五年規劃綱要》) and in July 2016, NDRC, Ministry of Transport and CRC jointly issued the Medium to Long Term Plan for Railway Network Development (《中長期鐵路網規劃》), which sets out the railway network development plan for the period of 2016 to 2025. According to the Medium to Long Term Plan for Railway Network Development (《中長期鐵路網規 劃 》), by the year of 2020, a series of landmark railway projects will be completed and put into operations, thus extending the length of railways in China to 150,000 kilometers, representing a 24.0% increase from 121,000 kilometers at the end of 2015. Length of high speed railways will increase to 30,000 kilometers, representing a 57.9% increase from 19,000 kilometers at the end of 2015. During the same period, the Chinese government is expected to invest more than RMB2.8 trillion in railway network development. By the year of 2025, the length of railways will be extended to approximately 175,000 kilometers, representing a 16.7% increase from 150,000 kilometers in 2020; the length of high speed railways will increase to approximately 38,000 kilometers, representing a 26.7% increase from 30,000 kilometers in 2020.

(b)

along with the continuous and steady growth in the economy of the PRC, the volume of passenger flow is expected to maintain a growing trend. In 2018, the volume of passenger flow across the country reached 3.37 billion, representing a 9.4% increase from the previous year. The Company expects that the Group’s revenue, passenger volume and railway network usage will increase accordingly.

(c)

along with the fast expansion of railway network, more railway companies will be formed under CSRG to hold, control and operate new railway lines and provide ancillary services. As a result, the scope of connected persons of the Company is expected to expand on a continuous basis.

— IFA-14 —

LETTER FROM VBG CAPITAL

(d)	as the railway industry has been rapidly developing, the demand of railway companies for financial services, such as insurance services, has been growing accordingly.

(e)	an inflation rate of approximately 3% to 6% per year is applied given the increase in costs, including wages, repair and maintenance expenses and procurement of supplies.

Specifically, the Company also took into account the following factors in determining the relevant annual caps for the years from 2020 to 2022:

(a)

with respect to the Proposed Annual Caps for the amount to be paid to the Group by the CSRG Group for railway transportation services, since the high speed railways business has been developing rapidly, the Group expects that the volume of railway transportation services to be provided by the Group will significantly increase in the coming three years. In particular:

(1)	it is expected that the unit price for certain railway transportation services provided by the Group may be raised in the coming years;

(2)	new cross-network EMU trains have commenced operations, resulting in a continuous increase in the frequency of operations of EMU trains; and

(3)

it is expected that the revenue from providing freight transportation services may increase due to expected integration of business, assets and personnel in certain freight centres by the Group. In addition, wages costs and relevant operating expenses will also increase accordingly.

(b)

with respect to the Proposed Annual Caps for the amount to be paid to the CSRG Group by the Group for railway transportation services, as stated in paragraph (a) above, the high speed railways business has been developing rapidly. Accordingly, the volume of railway transportation services to be provided to the Group by the CSRG Group is expected to increase significantly in the coming three years. In particular:

(1)	it is expected that the unit price for certain railway transportation services provided by the CSRG Group may be raised in the coming years;

— IFA-15 —

LETTER FROM VBG CAPITAL

(2)

as cross-network EMU trains will increasingly commence operations in Guangzhou Station, Guangzhou East Station and Shenzhen Station, it is expected that the service fees (including fees for railway network settlement) to be paid to the CSRG Group by the Group will increase significantly; and

(3)	it is expected that the volume of locomotives and trains in use may increase year by year, resulting in an increase in the fees for usage of locomotives and trains.

(c)

with respect to the Proposed Annual Caps for the amount to be paid to the Group by the CSRG Group for special entrusted railway transportation services, the high speed railways in the PRC have been developing rapidly as a result of the supportive government policies and it is anticipated that more high speed railways will be constructed in the coming years, resulting in an increase in the volume of special entrusted railway transportation services to be provided by the Group. In particular:

(1)

according to the Medium to Long Term Plan for Railway Network Development, it is expected that more newly constructed railway lines in the PRC will commence operations in the future and the Group may be entrusted to operate certain newly constructed railway lines for the years from 2020 to 2022, such as Xintang – Guangzhou Baiyun International Airport – Guangzhou North Intercity Railway, Guangzhou – Foshan Circular Intercity Railway, etc. Therefore, the Group expects that the volume of special entrusted railway transportation services to be provided by the Group will also increase accordingly; and

(2)

existing and newly constructed railway lines will have synergistic effects and further expand and improve the railway network, resulting in an increase of trains in operations. As a result, the volume of special entrusted railway transportation services to be provided by the Group will increase accordingly.

(d)

with respect to the Proposed Annual Caps for the amount to be paid to the CSRG Group by the Group for railway related and miscellaneous services, as stated in paragraph (c) above, the Company anticipates that the transaction volume of special entrusted railway transportation services to be provided by the Group will increase. In order to provide such services, it is expected that the Group will incur more costs, including purchase of railway maintenance and repair services and railway materials and supplies from the CSRG

— IFA-16 —

LETTER FROM VBG CAPITAL

Group. In addition, the maintenance expenses will increase significantly as maintenance will be needed in the coming three years, which will result in an increase in the Company’s expenditure for railway related and miscellaneous services.

(e)

with respect to the Proposed Annual Caps for the amount to be paid to the Group by the CSRG Group for railway related and miscellaneous services, the labour costs and raw material costs are expected to increase and will lead to higher unit prices for certain services, which will result in an increase in the Group’s revenue from providing railway related and miscellaneous services to the CSRG Group.

In assessing the reasonableness of the Proposed Annual Caps, we have considered the following factors:

(a)	Expected increase in transaction amounts

Special entrusted railway transportation services provided by the Group to the CRC Group was conducted under transportation services in the Existing Comprehensive Services Framework Agreement. According to the Medium to Long Term Plan for Railway Network Development, it is expected that more newly constructed railway lines in the PRC will commence operations in the future and the Group may be entrusted to operate certain newly constructed railway lines for the years from 2020 to 2022, such as Xintang – Guangzhou Baiyun International Airport – Guangzhou North Intercity Railway, Guangzhou – Foshan Circular Intercity Railway, etc. According to the information provided by the Company, construction of 17 new railways, with a total length of approximate 1,500 kilometers passing through Guangdong, is expected to be completed and the railways may commence operation during 2020 to 2022. These newly operational railways, if through which the Company provides special entrusted railway transportation services, are expected to generate revenue and contribute to the CCT amount.

(b)	Industry prospect

According to the Company’s annual report for the year ended 31 December 2018 (the “2018 Annual Report”), although the tight capacity of railway transportation in China has been alleviated, and the bottle-neck restriction has been eliminated generally, when benchmarking with the requirements for a new normal of economic developments, other transportation forms and economic

— IFA-17 —

LETTER FROM VBG CAPITAL

development, China’s railway still faces deficiencies such as incomplete layout, low operational efficiency and severe structural conflicts. To expedite the establishment of a modern railway network with reasonable layout, wide coverage, high efficiency and convenience, safety and economic efficiencies, together with a more ambitious “Eight East-West Lines and Eight South-North Lines” high-speed railway network highlighted in the Medium to Long Term Plan for Railway Network Development (2016-2025), it is estimated that in the long run, the development of railway transportation industry will remain at a high rate, and the passenger and freight transportation capacity and the market competitive position of railway will gradually grow.

In addition, the Group is expected to experience an increase in capacity for railway passenger and freight transportation and enhancement of market competitive position as the PRC sustains continued stable growth, the State’s high-speed railway network with “Eight East-West Lines and Eight South- North Lines” and numerous inter-city railways completed construction and commenced operation, as well as the marketization reform of the railway industry.

We have also noted that the State Council of the PRC, as stated at their meeting on 29 June 2016 and in the Thirteenth Five-Year Plan, plans to boost the economy by investing no less than RMB2.8 trillion on the country’s railway industry during the thirteenth five-year period. In addition, according to the Medium to Long Term Plan for Railway Network Development, by the year of 2020, a series of landmark railway projects will be completed and put into operations, thus extending the length of railways in China to 150,000 kilometers, representing a 24.0% increase from 121,000 kilometers at the end of 2015. Length of high speed railways will increase to 30,000 kilometers, representing a 57.9% increase from 19,000 kilometers at the end of 2015. By the year of 2025, the length of railways will be extended to approximately 175,000 kilometers, representing a 16.7% increase from 150,000 kilometers in 2020; the length of high speed railways will increase to approximately 38,000 kilometers, representing a 26.7% increase from 30,000 kilometers in 2020. As the PRC government places great importance on the PRC’s railway system, the industry is expected to continue its expansion in the coming years.

— IFA-18 —

LETTER FROM VBG CAPITAL

(c)	Growth rate of gross domestic product (“GDP”) of Guangdong Province

With reference to the website of National Bureau of Statistics of PRC (http:// www.stats.gov.cn/), the annual growth rate of national GDP was approximately 6.9% and 6.6% during 2017 and 2018 respectively. According to statistics published by the Statistics Bureau of Guangdong Province, the average annual growth rate of GDP of Guangdong Province was approximately 7.5% and 6.8% during 2017 and 2018 respectively, and the growth rate for the first half of 2019 was approximately 6.5%. Though these numbers do not show the rapid growth experienced in previous years, they reflect the continuous and steady growth in the economy of Guangdong Province, which in turn will lead to an expected growth in the Group’s business accompanied by a corresponding increase in the services to be required by the Group from the CSRG Group as well as services to be provided to the CSRG Group.

In light of the above factors to assess the reasonableness of the Proposed Annual Caps, we have reviewed documents provided by the Company including but not limited to (i) the Notice on the Freight Productivity Adjustment (《關於調整貨運生產力佈局》) issued by GRGC on 1 August 2019, which sets out the plan to integrate the business, assets and personnel in certain freight centres, (ii) the Notice on the Announcement of the Adjustment of the Train Operation Chart for the Third Quarter of 2019 (《關於公佈 2019 年第三季度調整列車運行圖》) issued by GRGC on 31 May 2019, which sets out the plan to increase the volume of trains for the third quarter of 2019, (iii) statistics of volume of trains operated by the Group in the past 10 years including but not limited to cross-network EMU trains, locomotives and intercity trains, (iv) Guangdong Province Supply Side Structural Reform Supplementary Major Project 2018 Investment Plan （《廣東 省供給側結構性改革補重大項目 2018 年投資計劃表》) issued by Guangdong Provincial Development and Reform Commission on 6 July 2018, which sets out an investment plan to build and operate numbers of railways in coming five years and 17 of which the Company may provide special entrusted railway transportation from the year 2020 to the year 2022, (v) the Medium to Long Term Plan for Railway Network Development and (vi) statistics of the annual growth rate of national GDP of the PRC during 2017 and 2018 and the average annual growth rate of GDP of Guangdong Province of the PRC during 2017 and 2018 and for the first half of 2019.

— IFA-19 —

LETTER FROM VBG CAPITAL

We have reviewed internal projections prepared by the Company and discussed with the Directors the bases for determining the Proposed Annual Caps for each type of transactions contemplated under the Comprehensive Services Framework Agreement which include: (a) the historical transaction amounts in respect of the Existing Continuing Connected Transactions; (b) the estimated future demand for train services to be provided by the Group after taking into consideration the future business growth and development of the Group; (c) extension of services as a result of possible acquisitions by the CSRG Group or the Group that will lead to an increase in the volume and amount of continuing connected transactions of the Company; (d) expected expansion in the railway network of the PRC; (e) the estimated transaction amount under the Existing Continuing Connected Transactions for the year ending 31 December 2019; (f) railway industry prospects; and (g) an estimated annual growth in service fees, with reference to the GDP of Guangdong Province we concur with the Directors’ view that the basis of determination of the Proposed Annual Caps are fair and reasonable so far as the Company and the Independent Shareholders as a whole are concerned.

With regards to Rule 14A.53(2) of the Listing Rules, given (a) certain supportive government policies to further develop railway transportation industry in the PRC; and (b) 17 additional railways with a total length of approximate 1,500 kilometres passing through Guangdong that are expected to become operational between the year 2020 and the year 2022, in particular approximate 520, 560 and 440 kilometres of railway becoming operational respectively in 2020, 2021 and 2022, if the Company provides special entrusted railway transportation services for those newly operational railway in the near future, it will lead to the significant increase in expected revenue from special entrusted railway transportation services to be paid to the Group by the CSRG Group. We are of the view that previous transactions on their own may not act as a good reference for Shareholders to determine the fairness and reasonableness of the Proposed Annual Caps.

— IFA-20 —

LETTER FROM VBG CAPITAL

Conditions

Pursuant to Chapter 14A of the Listing Rule, the Company will seek the approval by the Independent Shareholders for the CCT (including the Proposed Annual Caps) for the three years ending 31 December 2022 subject to the following conditions:

1.	The CCT will be entered into:

a.	in the ordinary and usual course of the business of the Group;

b.	on normal commercial terms or better; and

c.	according to Comprehensive Services Framework Agreement on terms that are fair and reasonable and in the interests of the Shareholders as a whole;

2.

the aggregate amount of the services to be made between the Group and the CSRG Group under the Comprehensive Services Framework Agreement for each of the three years ending 31 December 2022 shall not exceed the Proposed Annual Caps; and

3.	the Company will comply with all other relevant requirements under the Listing Rules.

Taking into account the conditions attached to the CCT, in particular (i) the restriction by way of setting the annual caps; (ii) the compliance with all requirements under Rule 14A.55 of the Listing Rules (which include the annual review and confirmation by the independent non-executive Directors of the Company on the actual execution of the CCT pursuant to Rule 14A.55 of the Listing Rules); and (iii) the compliance with all requirements under Rule 14A.56 of the Listing Rules (which includes the confirmation by the Company’s auditors that the CCT have received the approval of the Board, are in accordance with the pricing policies of the Group and terms of the Comprehensive Services Framework Agreement), and have not exceeded the Proposed Annual Caps, we consider that the Company has taken appropriate measures to govern the Company in carrying out the CCT, thereby safeguarding the interest of the Shareholders thereunder. In particular, we note that the CCT are, by virtue of the requirements of Rule 14A.55 of the Listing Rules, conditional upon being carried out by the Company in the ordinary and usual course of its business, on normal commercial terms, fair and reasonable and in the interests of the Shareholders as a whole.

— IFA-21 —

LETTER FROM VBG CAPITAL

RECOMMENDATION

Having considered the above factors, we consider that the CCT are on normal commercial terms, in the ordinary and usual course of business and in the interests of the Company and the Shareholders as a whole and the CCT as well as the basis of determination of the Proposed Annual Caps are fair and reasonable so far as the Company and the Shareholders are concerned. Accordingly, we recommend the Independent Board Committee to advise the Independent Shareholders to vote in favor of the resolution to approve the Comprehensive Services Framework Agreement, the CCT, and the Proposed Annual Caps.

Yours faithfully,

For and on behalf of
VBG Capital Limited

Doris Sing
Deputy Managing Director

— IFA-22—

APPENDIX	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

2.	DISCLOSURE OF INTERESTS

(a)	Interests and short positions of the Directors, proposed Directors, Supervisors and chief executive in the securities of the Company and its associated corporations

As at the Latest Practicable Date, the interests and short positions of the Directors, proposed Directors, Supervisors or chief executive of the Company or their respective associates in the Shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were (a) required to be notified to the Company and the HKSE pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) required to be recorded in the register kept by the Company pursuant to Section 352 of the SFO; or (c) required to be notified to the Company and the HKSE pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers in Appendix 10 of the Listing Rules were as follows:

Name of Directors	The Company/ Name of associated corporation	Capacity/ Nature of interests	Number and type of Shares held	Percentage of shareholdings in the total share capital of the Company/ associated corporation	Percentage of shareholdings in the relevant class of shares of the Company	Long position/ short position
				(%)	(%)
Mr. Guo Xiangdong	the Company	Beneficial owner	80,000 A Shares	0.0011	0.0014	Long position

APPENDIX	GENERAL INFORMATION

As at the Latest Practicable Date, each of (i) Mr. Wu Yong, Mr. Guo Ji’an, Mr. Yu Zhiming and Ms. Chen Xiaomei as Directors and (ii) Mr. Guo Jiming and Mr. Zhang Zhe as proposed Directors is a director and/or an employee of GRGC.

The Company has not granted to any of the Directors, Supervisors or chief executive of the Company or their spouses or children under the age of 18 any right to subscribe for any Shares or debentures of the Company.

(b)	Interests and short positions of Shareholders discloseable pursuant to the SFO

So far as is known to the Directors, as at the Latest Practicable Date, Shareholders (other than the Directors, Supervisors or chief executive of the Company) who had interests or short positions in the Shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the SFO were as follows:

Name of Shareholders	Class of Shares	Number of Shares held		Capacity	Type of interest	Percentage of share capital of the same class		Percentage of total share capital
						(%)		(%)
GRGC	A Shares	2,629,451,300	(L)	Beneficial owner	Corporate	46.52	(L)	37.12	(L)
Pacific Asset Management Co., Ltd.	H Shares	229,188,000	(L)	Investment manager	Corporate	16.01	(L)	3.24	(L)
BlackRock, Inc.	H Shares	157,372,040	(L)	Corporate interest	Corporate	10.99	(L)	2.22	(L)
		371,050	(S)	controlled by substantial shareholder		0.03	(S)	0.01	(S)
FIL Limited	H Shares	143,718,000	(L)	Corporate interest controlled by substantial shareholder	Corporate	10.04	(L)	2.03	(L)
Pandanus Associates Inc.	H Shares	143,718,000	(L)	Corporate interest controlled by substantial shareholder	Corporate	10.04	(L)	2.03	(L)
Pandanus Partners L.P.	H Shares	143,718,000	(L)	Corporate interest controlled by substantial shareholder	Corporate	10.04	(L)	2.03	(L)
BlackRock Global Funds	H Shares	114,237,000	(L)	Beneficial owner	Corporate	7.98	(L)	1.61	(L)
FIDELITY FUNDS	H Shares	112,580,000	(L)	Beneficial owner	Corporate	7.87	(L)	1.59	(L)
Kopernik Global Investors LLC	H Shares	108,799,054	(L)	Investment manager	Corporate	7.60	(L)	1.54	(L)

The letter “L” denotes a long position.

The letter “S” denotes a short position.

APPENDIX	GENERAL INFORMATION

Save as disclosed in this circular, as of the Latest Practicable Date, so far as is known to the Directors, no other person had an interest or short position in the Shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or, who was, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group or had any option in respect of such capital.

(c)	Interests of the Directors, proposed Directors, Supervisors and chief executive in assets/contracts and other interests

As at the Latest Practicable Date, none of the Directors, proposed Directors, Supervisors or chief executive of the Company had any direct or indirect interest in any assets which have been acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group since December 31, 2018 (being the date to which the latest published audited financial statements of the Company were made up).

As at the Latest Practicable Date, none of the Directors, proposed Directors, Supervisors or chief executive of the Company is materially interested in any contract or arrangement subsisting as at the Latest Practicable Date which is significant in relation to the business of the Group and to which the Company was a party.

3.	COMPETING BUSINESS INTERESTS OF DIRECTORS

As at the Latest Practicable Date, so far as the Directors were aware, none of the Directors, Supervisors or chief executive of the Company or their respective close associates had any interest in a business which competes or may compete with the business of the Group.

APPENDIX	GENERAL INFORMATION

4.	SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors or Supervisors had entered or was proposing to enter into any service contracts with any member of the Group which does not expire or is not determinable by such member of the Group within one year without payment of compensation (other than statutory compensation).

5.	QUALIFICATION

The following is the name and qualification of the expert who has given opinion or advice contained in this circular:

Name	Qualification

VBG Capital	a corporation licensed to carry out Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities as defined under the SFO.

6.	EXPERT AND CONSENT

As at the Latest Practicable Date, VBG Capital has given and has not withdrawn its written consent to the issue of this circular with the inclusion herein of its letter and references to its name in the form and context in which it appears.

As at the Latest Practicable Date, VBG Capital has confirmed that:

(a)

it did not have any shareholding, directly or indirectly, in any member of the Group or any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group; and

(b)

it did not have any direct or indirect interests in any assets which had been acquired, or disposed of by, or leased to any member of the Group, or are proposed to be acquired, or disposed of by, or leased to any member of the Group since December 31, 2018, the date to which the latest published audited consolidated financial statements of the Group were made up.

APPENDIX	GENERAL INFORMATION

7.	NO MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors were not aware of any material adverse changes in the financial or trading position of the Group since December 31, 2018 (being the date to which the latest published audited financial statements of the Group were made up).

8.	MISCELLANEOUS

(a)	All references to times in this circular refer to Hong Kong times.

(b)	The English text of this circular shall prevail over the Chinese text, in case of any inconsistency.

9.	DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during normal business hours at the office of Cleary Gottlieb Steen & Hamilton (Hong Kong) at 37th Floor, Hysan Place, 500 Hennessy Road, Causeway Bay, Hong Kong from the date of this circular up to the date which is 14 days from the date of this circular (both days inclusive):

(a)	the Existing Comprehensive Services Framework Agreement;

(b)	the Comprehensive Services Framework Agreement;

(c)	the letter from the Independent Board Committee to the Independent Shareholders;

(d)	the letter from VBG Capital to the Independent Board Committee and the Independent Shareholders dated 8 November 2019;

(e)	the consent letter issued by VBG Capital; and

(f)	this circular.

NOTICE OF EGM

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting or any adjournment thereof (the “EGM”) of the shareholders of Guangshen Railway Company Limited (the “Company”) will be held at the Meeting Room, 3/F, No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province, the PRC on Monday, 23 December 2019 at 9:30 a.m. to consider and, if thought fit, pass the following ordinary resolution of the Company:

ORDINARY RESOLUTION

1.	THAT:

(a)

the comprehensive services framework agreement dated 30 October 2019 entered into between the Company and China State Railway Group Co., Ltd.* （中國國家鐵路集團有限公司） (the “Comprehensive Services Framework Agreement”), the continuing connected transactions contemplated thereunder, and the proposed annual caps in relation to the continuing connected transactions under the Comprehensive Services Framework Agreement for the three financial years ending 31 December 2022, be and are hereby approved; and

(b)

any one director of the Company be and is hereby authorised for and on behalf of the Company to execute all such other documents and agreements and do all such acts and things as he may in his absolute discretion consider to be necessary, desirable, appropriate or expedient to implement and/or give effect to the transactions under the Comprehensive Services Framework Agreement and all matters incidental or ancillary thereto.

2.	THAT:

the termination of the engagement of Mr. Li Zhiming as a shareholder representative supervisor of the Company be and is hereby reviewed and approved.

— EGM-1 —

NOTICE OF EGM

3.	THAT:

the termination of the engagement of Mr. Yu Zhiming as a non-executive director of the Company be and is hereby reviewed and approved.

4.	THAT:

the termination of the engagement of Ms. Chen Xiaomei as a non-executive director of the Company be and is hereby reviewed and approved.

5.	THAT:

the termination of the engagement of Mr. Luo Qing as an executive director of the Company be and is hereby reviewed and approved.

6.	THAT:

the appointment of Mr. Meng Yong as a shareholder representative supervisor of the Company be and is hereby reviewed and approved.

7.	The appointment of the following directors by adopting the cumulative voting system:

7.1.	THAT:

the appointment of Mr. Guo Jiming as a non-executive director of the Company by adopting the cumulative voting system be and is hereby reviewed and approved.

7.2.	THAT:

the appointment of Mr. Zhang Zhe as a non-executive director of the Company by adopting the cumulative voting system be and is hereby reviewed and approved.

7.3.	THAT:

the appointment of Mr. Guo Xiangdong as an executive director of the Company by adopting the cumulative voting system be and is hereby reviewed and approved.

— EGM-2 —

NOTICE OF EGM

Notes:

(1)

Holders of the H shares of the Company are advised that the register of members of the Company’s H shares will be closed from Saturday, 23 November 2019 to Monday, 23 December 2019 (both days inclusive), during which period no transfer of H shares will be registered. If any holders of H shares of the Company intend to attend the EGM, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s H share registrars in Hong Kong, Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, not later than 4:30 p.m. on Friday, 22 November 2019. Shareholders of the Company whose names appear on the registers of members of the Company at 4:30 p.m. on Friday, 22 November 2019, or their proxies, are entitled to attend the EGM by presenting their identity cards or passports. Holders of the A shares of the Company will be notified separately regarding the EGM.

(2)	Each shareholder entitled to attend and vote at the EGM may appoint one or more proxies (whether a shareholder or not) to attend the meeting and vote on his behalf.
(3)	Where a shareholder appoints more than one proxy, his proxies may only exercise the voting right when a poll is taken.
(4)

The instrument appointing a proxy must be in writing and signed by the appointer or his attorney duly authorized in writing. Where the appointer is a corporation, the instrument must be executed under its common seal or under the hand of a director or an attorney of the corporation duly authorized in writing. If the proxy form is signed by an attorney on behalf of the appointer, the power of attorney or any other authority must be notarially certified. To be valid, the proxy form, together with a notarially certified copy of the power of attorney or any other authority, must be delivered to the registered office of the Company not less than 24 hours before the commencement of the EGM or any adjournment thereof (as the case may be).

(5)

Shareholders who intend to attend the EGM are requested to deliver the reply slip to the registered office of the Company at No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province, the PRC, in person, by post or by facsimile on or before Tuesday, 3 December 2019.

(6)	The EGM is expected to last for half a day. Shareholders and proxies attending the EGM shall be responsible for their own travel, accommodation and other related expenses.
*	The English names are for identification purposes only

— EGM-3 —

NOTICE OF EGM

Registered office of the Company:

No.1052 Heping Road, Luohu District

Shenzhen, Guangdong Province

The People’s Republic of China

Telephone: 86-755-25588150

Facsimile: 86-755-25591480

By Order of the Board
Guangshen Railway Company Limited
Wu Yong
Chairman

Shenzhen, the PRC

8 November 2019

As at the date of this notice, the executive directors of the Company are Mr. Wu Yong, Mr. Hu Lingling and Mr. Luo Qing; the non-executive directors of the Company are Mr. Guo Ji’an, Mr. Yu Zhiming and Ms. Chen Xiaomei; and the independent non-executive directors of the Company are Mr. Chen Song, Mr. Jia Jianmin and Mr. Wang Yunting.

— EGM-4 —